ML

09042135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 26 2009
Washington, DC
121

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street, Apt #4
(No. and Street)

San Francisco	CA	94123-2246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney — (415) 281-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bake Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 SOUTH SIXTH STREET, SUITE 2300	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP
9/17

OATH OR AFFIRMATION

I, Ronald Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Expiration 03/02/2013 Notary Public Michelle S. Heflin
Monroe County, Michigan

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2009 and 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 17, 2009

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
June 30, 2009 and 2008

ASSETS

	2009	2008
Cash and cash equivalents	$ 16,244	$ 49,020
Fees receivable	42,500	17,500
Notes and interest receivable	16,303	-
Prepaid expenses	-	2,500
Office furniture and equipment, net	715	980
TOTAL ASSETS	$ 75,762	$ 70,000

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable	$ -	$ 850
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	372,837	372,837
Accumulated deficit	(299,738)	(306,350)
Total Stockholders' Equity	75,762	69,150
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 75,762	$ 70,000

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
Years Ended June 30, 2009 and 2008

	2009	2008
REVENUES	$ 195,640	$ 169,375
EXPENSES		
Travel and entertainment	6,206	19,110
Insurance	535	177
Rent	5,240	13,533
Contracted services	86,347	91,913
Regulatory services	415	1,318
Other taxes	825	610
Depreciation	265	363
Legal and accounting	12,400	10,750
Telephone	934	921
Stationary and supplies	1,467	1,872
Postage	1,032	2,557
Subscriptions and memberships	1,700	1,700
Computer expenses	3,621	4,075
Conferences	50	500
Total Expenses	121,037	149,399
OTHER INCOME		
Interest income	2,009	1,158
Other Income	-	35,000
Other Income	2,009	36,158
NET INCOME	$ 76,612	$ 56,134

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended June 30, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2007	$ 2,663	$ 372,837	$ (362,484)	$ 13,016
2008 Net income	-	-	56,134	56,134
BALANCES, June 30, 2008	2,663	372,837	(306,350)	69,150
2009 Net income	-	-	76,612	76,612
Distributions	-	-	(70,000)	(70,000)
BALANCES, June 30, 2009	$ 2,663	$ 372,837	$ (299,738)	$ 75,762

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 76,612	$ 56,134
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	265	363
Changes in operating assets and liabilities:		
Fees receivable	(25,000)	(17,500)
Prepaid expenses	2,500	(2,500)
Interest accrued on notes receivable	(1,803)	-
Accounts payable	(850)	(350)
Net Cash Flows from Operating Activities	51,724	36,147
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances for notes receivable	(54,500)	-
Payments received on notes receivable	40,000	-
Net Cash Flows from Investing Activities	(14,500)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(70,000)	-
Net Cash Flows from Financing Activities	(70,000)	-
Net Change in Cash and Cash Equivalents	(32,776)	36,147
CASH AND CASH EQUIVALENTS - Beginning of Year	49,020	12,873
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 16,244	$ 49,020

See accompanying notes to financial statements.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2009 and 2008

NOTE 1 - Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes the initial nonrefundable portion of its financing fees upon commitment of the loan by the institutional investors. The remaining portion is recognized following the closing of the transaction (usually approximately three months later). The Company also records consulting revenues as services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at June 30, 2009 and 2008.

Office Furniture and Equipment, Net

Furniture and equipment are stated at cost. Major expenditures for furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over the following estimated useful lives:

	Years
Office furniture and equipment	3
Computer equipment	5

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

During May 2009, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 165 ("SFAS 165"), *Subsequent Events*. SFAS 165 requires all public entities to evaluate subsequent events through the date that the financial statements are available to be issued and disclose in the notes the date through which the Company has evaluated subsequent events and whether the financial statements were issued or were available to be issued on the disclosed date. SFAS No. 165 defines two types of subsequent events, as follows: the first type consists of events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet and the second type consists of events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. SFAS 165 is effective for interim and annual periods ending after June 15, 2009 and must be applied prospectively. The disclosure of the subsequent events did not have a material effect on the financial statements.

NOTE 2 - Office Furniture and Equipment

The major categories of office furniture and equipment at June 30 are summarized as follows:

	2009	2008
Office equipment	$ 603	$ 603
Computer equipment	1,485	1,485
Total office furniture and equipment	2,088	2,088
Less: accumulated depreciation	(1,373)	(1,108)
Office furniture and equipment, net	$ 715	$ 980

Depreciation expense for the years ended June 30, 2009 and 2008 was $265 and $363.

NOTE 3 - Lease

The Company entered into an operating lease for storage space in May 2006. The lease is on a month-to-month basis and rental payments of $441 are payable monthly.

NOTE 4 - Related Party Transactions

During the year ended June 30, 2008, the Company contracted with SMI Financial, a related party through common ownership, for certain professional services. The total amount paid during this period for these services was $53,020.

The Company paid approximately $8,600 to sublet space from SMI Financial for 6 months during the year ended June 30, 2008.

There were no related party transactions in the year ended June 30, 2009.

NOTE 5 - Concentrations

Two customers accounted for 69% and 31% of total revenues for the year ended June 30, 2009. Four customers accounted for 100%, comprising 34%, 26%, 25% and 15%, of total revenues for the year ended June 30, 2008.

Accounts receivable consisted of two customers at both June 30, 2009 and 2008.

NOTE 6 - Notes Receivable

During the year ended June 30, 2009, the Company loaned monies to an unrelated party through two notes receivable. The outstanding balance at June 30, 2009 is $12,500. Interest accrues at 8% and is payable annually beginning June 30, 2009. The notes are secured by substantially all the borrower's assets and due on December 31, 2010.

The Company also entered into a Convertible Promissory Bridge Note receivable for up to $12,000 with an unrelated party. The Company has advanced $2,000 as of June 30, 2009. The note accrues interest at 6%. The note is due on or after September 30, 2009 as defined in the agreement. The note is convertible into the next financing of the borrower as defined in the agreement. Subsequent to year end, the Company advanced an additional $4,000 to the borrower.

NOTE 7 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. At June 30, 2009 and 2008, the Company had net capital of $58,419 and $64,690 which was $53,419 and $59,690 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1 and .01 to 1 at June 30, 2009 and 2008.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2009 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

KRAMBO CORPORATION

NOTES TO FINANCIAL STATEMENTS
June 30, 2009 and 2008

NOTE 8 - Subsequent Event

The Company had one subsequent event through August 17, 2009, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2009. This event is disclosed in Note 6.

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2009

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	75,762
Deductions and/or charges:		
Non-allowable assets:		
Notes and interest receivable		16,303
Office furniture and equipment, net		715
Total non-allowable assets		17,018
Net capital before haircuts on securities positions		58,744
Haircuts on securities positions		325
Net capital	$	58,419

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	53,419
Excess net capital at 1,000 percent	$	58,419
Ratio: Aggregate indebtedness to net capital		.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of June 30, 2009	$	58,419
Net audit adjustments		-
Net capital per above	$	58,419

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Krambo Corporation
San Francisco, California

In planning and performing our audit of the financial statements of Krambo Corporation (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did identify lack of segregation of duties, as noted below, as a deficiency in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

Segregation of Duties
Due to the size of the accounting department, certain employees have job responsibilities and system access rights that result in segregation of duty conflicts. For example, Nancy Harlow handles the majority of day-to-day accounting activities without oversight. Baker Tilly Virchow Krause, LLP did not note any improper transactions as part of our audit procedures. However, given the system access rights and authority these employees possess, these employees have the opportunity to initiate and conceal improper transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 17, 2009

KRAMBO CORPORATION

San Francisco, California

June 30, 2009 and 2008

FINANCIAL STATEMENTS

Including Independent Auditors' Report